NEW AGE BEVERAGES CORPORATION

September 29, 2017

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan
Pamela Howell
John Reynolds

Re:	New Age Beverages Corporation
Registration Statement on Form S-3
Filed July 18, 2017
File No. 333-219341

Ladies and Gentlemen:

New Age Beverages Corporation (the “Company”) hereby responds to the Staff’s comments raised in the Staff’s letter dated August 10, 2017. For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s responses immediately follow.

General

1.	You filed a Form 8-K on June 13, 2017 indicating that you intend to file by amendment the historical financial statements of Marley Beverage Company not later than 71 calendar days after the date the Form 8-K was required to be filed. It is unclear to us whether the transaction exceeds the significance levels in Rule 3-05 of Regulation S-X. Please provide us with a reasonably detailed presentation of your significance level computations. Refer to the Instruction to Item 9.01 to Form 8-K and Securities Act Release No. 33-7355.

Response:

On June 13, 2017, the Company acquired substantially all of the operating assets of Marley Beverage Company, LLC (“MBC”), consisting of inventory, accounts receivable, accounts payable, fixed assets and intellectual property. The Company performed an analysis of the significance of the acquisition of MBC in determining whether financial statements of MBC, were required.

The Company first analyzed whether the acquisition constituted a business in accordance with the guidelines set forth in Regulation S-X 11-01(d) with the conclusion reached that there was sufficient continuity of the operations of MBC so that disclosure of prior financial information would be material to an understanding of future operations. The acquisition of MBC strategically adds to the Company’s portfolio one of the top 5 brands in RTD Coffee, enables the Company to enter into the emerging relaxation drinks segment, and gain a brand with global recognition and more than 74 million Facebook followers.

The Company measured the significance of the acquisition under Section 3-05 using the asset test, investment test and income test as set forth below.

In measuring significance, the Company compared the most recent pre-acquisition financial statements of MBC, as of December 31, 2016, to the audited pre-acquisition financial statements of the Company as of December 31, 2016, included in the Company’s most recent annual report on Form 10-K.

Asset test

Total assets -MBC 12/31/16:	$3,662,413
Total assets -New Age Beverages as of 12/31/16:	$26,726,038
14%
Investment test

GAAP Purchase Price:	$11,086,000
Exclude net assets transferred:	$(259,608)
Adjusted purchase price:	$10,826,392
Total assets -New Age Beverages as of 12/31/16:	$26,726,038
41%

Income test

Total stockholders’ equity- New Age Beverages as of 12/31/16:	$4,878,654
Net loss -MBC as of 12/31/16	$6,405,455
76%

Based on the foregoing analysis, the Company concluded that the acquisition was of significance. On August 28, 2017, the Company filed an amendment to the June 13, 2017 8-K to include the financial statements of MBC.

2.	Please tell us when you intend to file an 8-K with the financial information required by Item 9.01 of Form 8-K you indicated you intend to file in the 8-K filed May 24, 2017, relating to the acquisition of assets of Premier Micronutrient Corporation. In the Form 8-K the company indicates it intended to file the financial statements within the 71 day period; however, it appears this time period has passed. Please advise.

.

Response:

On May 18, 2017, the Company acquired substantially all of the operating assets of Premier Micronutrient Corporation, a subsidiary of PMC Holdings, Inc. (“PMC”), a company engaged in the business of developing, manufacturing, selling and marketing micronutrient products and formulations. The consideration for the acquisition consisted of 1,200,000 shares of the Company’s common stock. The Company also agreed to assume various accounts payable and accrued liabilities of PMC.

The Company performed an analysis of the significance of the acquisition of PMC in determining whether financial statements of PMC, were required

The Company first analyzed whether the acquisition constituted a business in accordance with the guidelines set forth in Regulation S-X 11-01(d) with the conclusion reached that there was sufficient continuity of the operations of PMC so that disclosure of prior financial information would be material to an understanding of future operations.

In measuring the significance, the Company compared the most recent pre-acquisition financial statements of PMC, as of May 30, 2017, to the audited pre-acquisition financial statements of the Company as of December 31, 2016, included in the Company’s most recent annual report on Form 10-K.

The Company measured the significance of the acquisition under Section 3-05 using the asset test, investment test and income test as follows:

Asset test

Total assets PMC May 2017:	$287,689
Total asset New Age Beverages 10-K 12/31/16:	$26,726,038
1%
Investment test

GAAP Purchase Price:	$5,496,000 (1)
Exclude net assets transferred:	$(371,336)
Adjusted purchase price:	$5,124,664
Total assets New Age Beverages as of 12/31/16:	$26,726,038
19%

Income test

Total stockholder’s equity New Age Beverages as of 12/31/16:	$4,878,654
Net loss PMC, May 2017	$(383,694)
-1271%

(1)	The Shares issued were fair valued at $4.58 which represented the closing price of the Company’s common stock on the closing date, May 18, 2017.

Based upon the forgoing analysis, the Company has determined that the transaction does not exceed the significance levels in Rule 3-05 of Regulation S-X and therefore an 8-K including the financial information required by Item 9.01 of Form 8-K is not required.

The Company intends to amend its May 24, 2017 8-K to remove the disclosure which indicated that the Company intended to file the Item 9.01 financial information relating to the acquisition of PMC.

3.	We note that you disclose in the Form 8-K filed on January 30, 2017 that your subsidiary entered into an agreement to sell the property located at 1700 E 68th Avenue, Denver, CO 80229. Please tell us if you completed the disposition of those assets and, if so, when you filed an 8-K for such disposition; as required by Item 2.01 of Form 8-K.

Response:

On January 10, 2017, the Company’s wholly owned subsidiary, NABC Properties, LLC, entered into a Purchase and Sale Agreement with Vision 23rd, LLC (the “Purchaser”) for the sale of property located at 1700 E 68th Avenue, Denver, CO 80229. On April 3, 2017, the closing of the sale was consummated and simultaneously therewith, the Company entered into a sales-leaseback agreement with the Purchaser. The lease is for a term of 10 years and provides for annual base rent of approximately $6.8 million over the term of the lease. The sale-lease back transaction resulted in no change in the Company’s possession, right of use, and original intended use of the property. Further, as stated in the Company’s recent 10Q filed August 14, 2017 SAB 74 disclosures regarding the impact of recent accounting pronouncements and consistent with the Company’s early adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842), the leased property continued to be reflected on the Company’s balance sheet as an asset. At the time of filing the initial 8-K, the Company had not contemplated the entry into a sales-leaseback agreement with the Purchaser. However, subsequently the lease agreement was entered into simultaneously with the closing of the sale of the building at which point the Company considered the necessity of filing an Item 2.01 8-K but determined that such 8-K was not required and would confuse investors since the Company continued to maintain possession of the property and the asset remained on the Company’s balance sheet. The following is a snapshot of the Company’s condensed consolidated balance sheets which shows the asset pre- the sales-leaseback agreement and post –the sales-leaseback agreement.

NEW AGE BEVERAGES CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2017	December, 31, 2016
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash	$279,907	$529,088
Accounts receivable, net of allowance for doubtful accounts	8,593,899	4,729,356
Inventories, net	8,147,515	4,420,632
Prepaid expenses and other current assets	1,234,316	326,846
Total current assets	18,255,637	10,005,922

Property and equipment, net of accumulated depreciation	1,943,016	7,286,201
Right to use asset, buildings	4,406,970	-
Goodwill	40,094,191	4,895,241
Customer relationships, net of accumulated amortization	4,342,713	4,538,674
Total assets	$69,042,527	$26,726,038

The Company intends to amend the January 30, 2017 8-K to change the item number to Item 8-01 – Other Events.

4.	Please tell us how you determined that the Forms 8-K filed on October 14, 2016 and August 22, 2016 were timely filed given the events disclosed appear to have occurred more than four business days prior to the filing dates. It appears that you appointed your new accountant on June 30, 2016 and that Chuck Ence was appointed on September 15, 2016.

Response: The Company’s independent registered accountant was appointed on August 16, 2016. The Company timely filed the 8-K on August 22, 2016 to disclose the change in its independent registered accountants. However, due to a clerical error, the 8-K filed on August 16, 2017, listed the date of the report on the cover page of the 8-K and the date of appointment as June 30, 2017. On August 28, 2017, the Company filed an amendment to its Form 8-K filed on August 22, 2016 relating to the change in independent registered accountants to correctly disclose the date of report as August 16, 2017, which was the date of appointment of the new auditors.

The Item 5.02(c) 8-K with respect to the appointment of Chuck Ence was not timely filed.

Based upon the foregoing responses, the Company believes it has met the requirements of General Instruction I.A.3 of Form S-3.

Should you have any questions or comments with respect to the foregoing, please contact our counsel Marcelle S. Balcombe or Gregory Sichenzia at 212-930-9700.

Very truly yours,

New Age Beverages Corporation

By:	/s/ Chuck Ence
Chuck Ence
Chief Financial Officer

cc: Sichenzia Ross Ference Kesner LLP